Aspyra, Inc.
26115-A Mureau Road
Calabasas, CA 91302

February 6, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Aspyra, Inc. Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-131183)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Aspyra, Inc., a California corporation (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-131183) (the “Registration Statement”) filed with the Securities and Exchange Commission on January 20, 2006.

The Registration Statement has not been declared effective and no shares have been sold pursuant to the offering contemplated thereby. The Registration Statement is being withdrawn in response to comments received on the Registration Statement from the staff of the Securities and Exchange Commission.  The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

If you should have any questions regarding this request for withdrawal, please do not hesitate to contact Joseph E. Nida of Sheppard, Mullin, Richter & Hampton, the Company’s outside special counsel, at (805) 879-1811.

Very truly yours,

ASPYRA, INC.

By	/s/ Steven M. Besbeck
Steven M. Besbeck
President and Chief Executive Officer